AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON May 19, 2006
REGISTRATION NO. 333-132611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NEXMED, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA (State or Other Jurisdiction of Incorporation)	87-0449967 (I.R.S. Employer Identification Number)

89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
(609) 371-8123
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant's Principal Executive Offices)

VIVIAN H. LIU
89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
(609) 371-8123
(609) 426-9116 (FACSIMILE)
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

COPIES TO:

ROBERT L. KOHL, ESQ.
KATTEN MUCHIN ROSENMAN LLP
575 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 940-8800
(212) 940-8776(FACSIMILE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, $0.001 par value (the “Common Stock”)	13,086,067 (2)	1.02	$13,347,788	$1,429

(1) Pursuant to Rule 457(c) as of March 15, 2006.

(2) Pursuant to the terms of a Registration Rights Agreement dated as of January 23, 2006 among the registrant and the purchasers listed in the Schedule thereto, the registrant is registering shares of Common Stock issued pursuant to a Common Stock and Warrant Purchase Agreement dated as of January 23, 2006 plus shares of Common Stock issuable upon exercise of warrants issued pursuant to such purchase agreement.

(3) Previously paid when the Registration Statement on Form S-3 (File No. 333-132611) of NexMed, Inc. was initially filed with the Securities and Exchange Commission on March 21, 2006.

This number of shares is subject to adjustment for, and this registration statement also covers, such number of additional shares as are necessary to prevent dilution resulting from, stock splits, stock dividends, or similar events as specified under the terms of the Warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
NEXMED, INC.
13,086,067 SHARES
COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 13,086,067 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus. 9,347,191 shares consist of shares of Common Stock and 3,738,876 shares consist of shares issuable pursuant to related warrants dated January 23, 2006. See “Selling Shareholders” at page 12.

All net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales.

Our principal executive offices are at 89 Twin Rivers Drive, East Windsor, New Jersey 08520 and our telephone number is (609) 371-8123.

Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol “NEXM”. On May 16, 2006, the last reported sale price of our Common Stock was $0.70 per share.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 19, 2006

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 100 F Street, N.E, Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We hereby incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;
(2)	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;
(3)	Our Current Reports on Form 8-K January 6, 2006, January 12, 2006 and January 27, 2006, March 13, 2006, May 9, 2006 and May 19, 2006;
(4)	Our Proxy Statement on Schedule 14A filed April 6, 2006;
(5)
The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

(6)
The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

NexMed, Inc.
89 Twin Rivers Drive
East Windsor, New Jersey 08520
Attention: Ms. Vivian H. Liu
(609) 371-8123

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders have agreed not to make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

All references in this prospectus to “NexMed,” the “Company,” “us,” “our,” “registrant,” or “we” include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to “Common Stock” refer to our Common Stock, par value $.001 per share.

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

INFORMATION ABOUT US

General.

We are a Nevada corporation and have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce systemic side effects that often accompany oral and injectable medications. We intend to continue our efforts developing topical treatments based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

We have applied the NexACT® technology to a variety of compatible drug compounds and delivery systems, and are in various stages of developing new topical treatments for sexual dysfunction, nail fungus, and premature ejaculation.

On September 15, 2005, we announced an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd. (“Novartis”), for NM100060, our proprietary nail lacquer treatment for onychomycosis (nail fungal infection). Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and will assume all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay us up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, we are eligible to receive royalties based upon the level of sales achieved. We anticipate that our product will enter into U.S. Phase 3 clinical testing during the second half of 2006.

The most advanced of our products under development is Alprox-TD®which is an alprostadil-based cream treatment intended for patients with erectile dysfunction. In December 2002, we completed two pivotal Phase 3 studies for Alprox-TD®, which tested over 1,700 patients at 85 sites throughout the U.S. There are additional clinical studies for Alprox-TD including a 12-month open label study that we would have to complete before we could file for product approval in the U.S. and in Europe. The timeframe for us to begin these studies largely depends on our ability to obtain funding through existing and/or additional partnering agreements for Alprox-TD® which we are in the process of pursuing. However, consummation of such arrangement(s) is subject to complex negotiations of contractual relationships, and we may not be able to consummate such relationships on a timely basis, or on terms acceptable to us.

On July 1, 2004, we entered into a license, supply and distribution agreement with Schering AG, Germany (“Schering”). This agreement provides Schering with exclusive commercialization rights to Alprox-TD® in approximately 75 countries outside of the U.S. Under the terms of this partnership, we will retain the intellectual property relating to Alprox-TD® and will manufacture and supply the product to Schering. We may receive future milestone payments as well as a share of the revenue through transfer price payments based on the supply of Alprox-TD®.

Assuming we obtain partner financing for conducting the requisite studies, we believe that we will be able to file the New Drug Application for Alprox-TD® in the U.S. and the Marketing Authorization Application in Europe, approximately ten and fourteen months, respectively, after the completion of patient enrollment for the 12-month open-label study.  However, these timeframes may change if we encounter any delay in clinical testing or regulatory concurrence. If we are not able to successfully arrange financing through additional partnering agreements in order to substantially pre-fund the studies described above or obtain timely and satisfactory regulatory review, we may be required to discontinue the development of Alprox-TD®. In addition, it is possible that we may not have successful clinical results or receive regulatory approval on a timely basis, if at all.

Alprox-TD® has been selling in China and in Hong Kong since October 2001 and April 2002, respectively, under the Befar trademark. The product is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We are entitled to receive from our Asian licensee very modest royalty payments in connection with the distribution of Befar® in China and other Asian markets if and when Befar® is approved for marketing in such other markets. The sale of Befar® has been limited for several reasons including that China has a limited number of patients who can afford erectile dysfunction treatments.

We are also developing Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one U.S. Phase 2 study for Femprox® , and also a 400-patient study for Femprox® in China, where the cost for conducting clinical studies is significantly lower than in the U.S. We have been in contact with several potential co-development partners. We do not intend to conduct additional studies for this product until we have secured a co-development partner.

On December 15, 2005, we announced the departure of Dr. Y. Joseph Mo as President and Chief Executive Officer of the Company. On January 12, 2006, we announced the appointment of Richard J. Berman, who has served on the Board of Directors since 2002, as Chief Executive Officer of the Company. The Board of Directors has mandated Mr. Berman to improve the Company’s financial condition and focus its development efforts.

As a result, we have significantly cut our monthly expenses by streamlining our operations and we intend to reduce our monthly “burn rate” to approximately $500,000 by the middle of 2006. To this end, we did not renew our leases at two locations, and have consolidated our operations into our East Windsor facility which was originally designed for manufacturing with offices and laboratories. We anticipate that the consolidation in facilities will result in savings to the Company of approximately $600,000 per year. Further, we have reduced our staff by approximately 40% which, with reductions made in December 2005, we expect will result in annual savings of approximately $2.8 million.

We are also analyzing our product pipeline for opportunities to license or divest some of our products under development, with the goal of focusing our attention on product opportunities that would replicate the model of our licensed anti-fungal nail treatment. We have decided to concentrate our development efforts on our non-patch topical products. In February 2006, we informed the Japanese pharmaceutical company for whom we were developing a pain management patch product of our decision to terminate the development agreement. We have offered them the opportunity to acquire the product formulation from us.

In January 2006, we completed a private placement of common stock and warrants which yielded gross proceeds to us of approximately $8.3 million. This cash infusion significantly strengthened our cash position, giving us approximately 15 months in cash reserves from the date of this prospectus at current levels of operations. This projection is based on a number of assumptions including estimated reduced monthly burn for 2006 and our ability to renegotiate our $6 million in convertible notes to be able to repay amounts due in two equal installments in November 2006 and May 2007 in equity rather than cash. There is no assurance that we will be able to renegotiate our convertible notes on terms acceptable to us, if at all. If we are unable to achieve these objectives, additional financing will be required. Our cash position (cash, cash equivalents and short term investments) as of May 10, 2006 was approximately $7.7 million.

Research and Development

Our research and development expenses for the years ended December 31, 2005, 2004, 2003 were $11,222,099, $10,684,477 and $8,439,340, respectively. Our research and development expenses for the first quarter of 2006 were $1,507,975. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and from such date through December 31, 2005 we have spent $81,041,264 on research and development.

Patents

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our twelve U.S. patents issued for NexACT® technology and/or our NexACT®-based products under development, and the year of expiration for each patent:

Patent Name	Expiration Date

Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino)	2019
Topical Compositions Containing Prostaglandin E1	2019
CIP: Topical Compositions Containing Prostaglandin E1	2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
Topical Stabilized Prostaglandin E Compound Dosage Forms	2023

In addition, we have over 200 International patents and U.S. and International patent applications pending.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

RISK FACTORS

FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

RISKS RELATED TO THE COMPANY

We continue to incur operating losses.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar® in Asia and research and development agreements and have received an initial $4 million payment from Novartis, but have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $117,687,621 since our inception and through December 31, 2005. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful licensing or commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development or from licensing fees, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in licensing, manufacturing, distributing and marketing our proposed products.

Our independent registered public accounting firm has doubt as to our ability to continue as a going concern.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2005 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We will need partnering agreements and significant funding to continue with our research and development efforts, and they may not be available.

Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and from such date through December 31, 2005 we have spent $81,041,264 on research and development. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance our products under development unless we enter into additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

We will also need significant funding to pursue our overall product development plans. In general, products we plan to develop will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant investment prior to their commercialization. Even with funding, research and development activities may not be successful; our products may not prove to be safe and effective; clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

We currently have no sales force or marketing organization and will need, but may not be able, to attract marketing partners or afford qualified or experienced marketing and sales personnel.

In order to market our proprietary products under development, we will need to attract additional marketing partner(s) that will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. Consummation of partnering arrangements is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

Pre-clinical and clinical trials are inherently unpredictable. If we or our partners do not successfully conduct these trials, we or our partners may be unable to market our products.

Through pre-clinical studies and clinical trials, our products must be demonstrated to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow for prediction of results in later-stage testing. Future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. Commercial sales in the United States of our products cannot begin until final FDA approval is received. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

We depend on Novartis to realize the potential of NM100060, and, if we successfully enter into similar licensing agreements for other products, we will similarly be dependent upon our other partners.

In September 2005, we announced a global licensing agreement with Novartis, pursuant to which Novartis acquired the exclusive worldwide rights to NM100060, our topical anti-fungal nail treatment product, and agreed to pay us up to $51 million on the achievement of specific development and regulatory milestones and assume all costs and responsibilities related to NM100060. In addition, Novartis agreed to pay us royalties based upon the level of sales achieved. To date, we have received $4 million from Novartis. In order to realize the full potential of NM100060, we will depend upon Novartis for the development, manufacturing and commercialization of NM100060 and for obtaining regulatory approval of NM100060. In addition, many of the milestones upon which the Company would receive payment are based upon the satisfaction of criteria set by Novartis and the determination by Novartis to seek regulatory approval for the drug. Novartis may terminate the licensing agreement, in its entirety or on a country-by-country basis, by providing the Company up to 180 days notice. However, in such case Novartis would be obligated to complete the first Phase III clinical trial for the product and the rights to NM100060 would revert back to NexMed. Since we intend to pursue similar licensing arrangements for other products, we will similarly be dependent on our partners to realize the full potential of such products.

Patents and intellectual property rights are important to us but could be challenged.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others. In addition, we have agreed to indemnify our partners for certain liabilities with respect to the defense, protection and/or validity of our patents and would also be required to incur costs or forego revenue if it is necessary for our partners to acquire third party patent licenses in order for them to exercise the licenses acquired from us.

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

We and our licensees depend upon third party manufacturers for chemical manufacturing supplies.

We and our licensees are dependent on third party chemical manufacturers for the active drugs in our NexACT®-based products under development, and for the supply of our NexACT® enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we or our licensees would encounter costs and delays in revalidating new third party suppliers.

We face severe competition.

We are engaged in a highly competitive industry. We and our licensees can expect competition from numerous companies, including large international enterprises, and others entering the industry with regard to our products. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

We may be subject to potential product liability and other claims, creating risks and expense.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

Our stock may be delisted from Nasdaq, which may make it more difficult for you to sell your shares.

Currently, our Common Stock trades on the Nasdaq National Market. NASD Marketplace Rule 4450 provides that a company must comply with continuing listing criteria to maintain its Nasdaq listing. On May 3, 2006, the Company was notified by The Nasdaq Stock Market (“Nasdaq”) that for the previous 30 consecutive business days the bid price of the Company’s Common Stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4450(b)(4). Pursuant to Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until October 30, 2006, to regain compliance. If the Company’s Common Stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance. In the event that the Company does not regain compliance by October 30, 2006, it has the option of appealing the matter with Nasdaq’s Listing Qualifications Panel.

If we were to be delisted from the Nasdaq National Market, our Common Stock would be listed on the Nasdaq SmallCap Market, assuming we meet those listing requirements. If we failed to meet the Nasdaq SmallCap listing requirements, our stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock, which could severely limit the market liquidity of the Common Stock and your ability to sell our securities in the secondary market. In addition, if we fail to maintain our listing on Nasdaq or any other United States securities exchange, quotation system, market or over-the-counter bulletin board, we will be subject to cash penalties under investor rights agreements to which we are a party until a listing is obtained.

INDUSTRY RISKS

We are vulnerable to volatile market conditions.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

The following table sets forth the range of the high and low sales prices as reported by NASDAQ for each quarter from January 1, 2004 to March 31, 2006.
	Price of Common Stock ($)
	High	Low
2006
First Quarter	1.15	0.65

2005
First Quarter	1.57	1.02
Second Quarter	1.45	1.06
Third Quarter	2.56	1.25
Fourth Quarter	1.63	0.71

2004
First Quarter	4.70	2.20
Second Quarter	3.45	1.46
Third Quarter	2.44	1.25
Fourth Quarter	1.69	1.20

We and our licensees are subject to numerous and complex government regulations which could result in delay and expense.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, advertising, marketing and distribution of our proposed products. None of our proprietary products under development, including the Alprox-TD® cream utilizing the NexACT® technology has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period lasting from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

Our failure to obtain requisite governmental approvals timely or at all will delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet a foreign country's requirements could delay the introduction of our proposed products in such foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to consumers from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenue.

RISKS RELATED TO OWNING OUR COMMON STOCK

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to declare dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.

We are authorized to issue 130,000,000 shares of our capital stock, consisting of 120,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of May 15, 2006, 66,349,232 shares of our Common Stock were issued and outstanding and 19,132,193 shares of our Common Stock were issuable upon the exercise or conversion of outstanding preferred stock, options, warrants, or other convertible securities (including preferred stock, warrants and convertible notes held by certain selling shareholders). As of May 15, 2006, there were no shares of Series A or Series B Preferred Stock outstanding and 15.5 shares of Series C Preferred Stock outstanding. In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants, as well as our outstanding Preferred Stock, provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the then exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise or conversion price will be reduced and the dilution to shareholders increased.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

This prospectus covers only the resale of shares of our Common Stock by selling shareholders. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders. The selling shareholders acquired the shares to be resold pursuant to this prospectus from the Company in a private placement of Common Stock and warrants which closed in January 2006.

In connection with the sale of the Common Stock and warrants we paid a finders’ fees of $22,750 to Tail Wind Advisory and Management Ltd, $332,760 to Merriman, Curhan & Ford and $166,380 to Brean Murray.

The following table sets forth: (1) the name of each selling shareholder, (2) the number (as reported by each selling shareholder to the Company) and percentage of shares of our Common Stock beneficially owned by each selling shareholder, including shares purchasable upon exercise of warrants and conversion of convertible notes or Preferred Stock, (3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number (as reported by each selling shareholder to the Company) and percentage of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot accurately estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.

Name of Selling Shareholder (1)	# of Shares of Common Stock Owned before this Offering(2)	Percentage of Class owned by the Selling Shareholder before this Offering (3)	Number of Shares of Common Stock being registered by this Prospectus	Number of Shares of Common Stock to be Owned after this Offering (4)	Percentage of Class to be owned by the Selling Shareholder after this Offering (5)
The Tail Wind Fund Ltd.	3,054,464	4.5%	566,293	2,488,171	3.6%
Solomon Strategic Holdings	297,957	*	47,191	250,766	*
Southpoint Fund LP	496,220	*	496,220	0	*
Southpoint Qualified Fund LP	1,975,952	3.0%	1,975,952	0	*
Southpoint Offshore Operating Fund LP	2,246,930	3.4%	2,246,930	0	*
Scopia Partners LLC	102,050	*	102,050	0	*
Scopia Partners QP LLC	281,574	*	281,574	0	*
Scopia PX LLC	584,972	*	584,972	0	*
Scopia International Limited	742,865	1.1%	742,865	0	*
Scopia PX International Limited	254,832	*	254,832	0	*
Loeb Partners Corporation	3,314,226	5.0%	1,400,000	1,914,226	2.9%
Michael Balog	157,303	*	157,303	0	*
Harris Kaplan	157,303	*	157,303	0	*
Akros Absolute Return Fund	35,000	*	35,000	0	*
Akros Capital Fund LP	105,000	*	105,000	0	*
Thomas Geiger	80,652	*	78,652	2,000	*
Joe Dibenedetto	178,652	*	78,652	100,000	*
IRA FBO Paul Miller	112,652	*	78,652	34,000	*
Van Hart	63,472	*	62,922	550	*
MDNH Trading Corp.	62,922	*	62,922	0	*
MDNH Partners LP	31,459	*	31,459	0	*
Provident Premier Master Fund	291,579	*	157,303	134,276	*
Charles E. Lanphier TTEE, Lanphier Capital Management, Inc. PT, FBO Charles Lanphier	103,652	*	78,652	25,000	*
Clarion Capital Corporation	770,799	1.2%	393,258	377,541	*
Chula Partners, LP	972,679	1.5%	157,303	815,376	1.2%
Regions Bank as custodian for Arkansas Knee Profit Sharing Plan	337,377	*	235,955	101,422	*
Tan Equity Partners	516,360	*	393,258	123,102	*
Cherrytrust & Co	516,369	*	393,258	123,111	*
Peter & Carol Read Revocable Trust	393,258	*	393,258	0	*
Jacqueline J Wells Revocable Trust	135,052	*	78,652	56,400	*
Prasad Yalamanchili	157,302	*	157,302	0	*
George Egan	42,326	*	39,326	3,000	*
James E Quinn	39,326	*	39,326	0	*
Namtor Growth Fund	314,607	*	314,607	0	*
Iroquois Capital	490,811	*	393,258	97,553	*
SDS Capital Group SPC, LTD.	1,980,371	2.9%	314,607	1,665,764	2.5%
Totals	21,398,324	30.2%	13,086,067	8,312,257	11.7%

* less than 1%

(1)
None of the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

(2)
Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder (including shares that are issuable upon the exercise of warrants issued pursuant to the Common Stock and Warrant Purchase Agreement dated January 23, 2006 that are not exercisable within 60 days). Each selling shareholder owns preferred stock and/or warrants which provide that the number of shares of our Common Stock that may be acquired by any holder of such preferred stock and/or warrants upon conversion or exercise thereof is limited to the extent necessary to ensure that, following such exercise, the number of shares of our Common Stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of the Exchange Act, does not exceed 9.9% of the total number of shares of our Common Stock then outstanding.

(3)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 66,349,232 shares of Common Stock outstanding as of May 15, 2006 plus the number of shares issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder that are included in the prior column.

(4)
Includes shares of Common Stock and all shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder (including shares that are issuable upon the exercise of warrants that are not exercisable within 60 days), but assumes the sale of all of the shares of Common Stock being registered by this prospectus.

(5)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 66,349,232 shares of Common Stock outstanding as of May 15, 2006 plus the number of shares of Common Stock, if any, issuable upon the exercise of warrants or conversion of convertible securities held by the selling shareholder, assuming the sale by the selling shareholder of all of its shares covered by this prospectus.

We have inquired of the selling shareholders whether they are broker-dealers or affiliates of broker-dealers. Loeb Partners Corporation (“Loeb”) is a registered broker-dealer. Each of Akros Absolute Return Fund (“Akros Absolute”) and Akros Capital Fund (“Akros Capital”) is affiliated with Jesup & Lamont Securities Corporation and Quasar Distributors LLC, each of which is a registered broker-dealer. Each of Loeb, Akros Absolute and Akros Capital has represented to us that it had not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares. None of such selling shareholders received shares as underwriting compensation. In addition, Loeb has informed us that its shares are being held in a proprietary account for its own benefit and are not intended to be distributed to its clients or account-holders.

Each of the selling shareholders has represented to us that he or it acquired or is acquiring the shares of common stock that may be offered pursuant to this prospectus for his or its own account and not with a view to, or for sale in connection with, any distribution thereof, nor with the intention of distributing or reselling the same, and has not directly or indirectly entered into any agreements or understandings with any persons regarding the sale of the shares.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

-	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

-	ordinary brokerage transactions and transactions in which the broker solicits purchases;

-	through options, swaps or derivatives;

-	in privately negotiated transactions;

-	in making short sales entered into after the date of this prospectus or in transactions to cover such short sales; and

-	put or call option transactions relating to the shares.

The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling shareholders, any broker-dealers that act in connection with the sale of shares, and Loeb are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of each such selling shareholder and of the participating broker-dealer(s);

-	the number of shares involved;

-	the initial price at which the shares were sold;

-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

Wells Fargo Bank, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Schreck Brignone, Las Vegas, Nevada.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NEXMED, INC.

13,086,067 SHARES

COMMON STOCK

PROSPECTUS

May 19, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fees	$1,429.00
Legal Fees and Expenses	35,000.00*
Accounting Fees and Expenses	10,000.00*
Miscellaneous	$3,571.00*
Total	$50,000.00*

_____________________
*Estimated

The selling shareholders will pay none of the expenses incident to the registration of the selling shareholders’ shares, except for any selling discounts or commissions paid to brokers or dealers engaged by the selling shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified under Nevada law, our Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws as against certain liabilities. Our Amended and Restated Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of the State of Nevada. Our Amended and Restated By-Laws contain provisions that implement the indemnification provisions of our Amended and Restated Articles of Incorporation.

Pursuant to Article X of our Amended and Restated Articles of Incorporation, none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of the applicable statues of Nevada. This Article X also says that if Nevada law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by Nevada law, as so amended from time to time. Pursuant to Section 8.1 of our Amended and Restated By-Laws, no officer or director shall be personally liable for any obligations arising out of any of his or her acts or conduct performed for or on our behalf. Nevada Revised Statutes Section 78.138 currently provides that a director or officer shall not be individually liable to us or our stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties as a director or officer and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. These provisions of Nevada law are self-executing so, to the extent our Amended and Restated Articles of Incorporation or Amended and Restated By-Laws would be deemed to be inconsistent with Nevada Revised Statutes Section 78.138, the provisions of such statute, which limit the personal liability of our directors and officers, will control.

Pursuant to Article XI of our Amended and Restated Articles of Incorporation, we shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was or has agreed to become a director or officer of our company or is serving at our request as a director or officer of another entity or enterprise, to the fullest extent permitted by applicable law, against any and all loss, liability and expenses, including attorneys’ fees, costs, damages, judgments, fines, amounts paid upon judgments, and ERISA excise taxes or penalties, actually and reasonably incurred by such person in connection with such action, suit or proceeding, including any appeal. This right to indemnification shall continue for any person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, next of kin, executors, administrators and legal representatives.

Article XI of our Amended and Restated Articles of Incorporation also provides that we shall pay the expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only upon receipt of an undertaking from the director or officer to repay the advanced amounts in the event it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses.

Section 8.1 of our Amended and Restated By-Laws requires us to indemnify and hold harmless each person and his or her heirs and administrators who shall serve at any time as a director or officer from and against any and all claims, judgments and liabilities to which such persons shall become subject by any reason of his or her having been a director of officer or by reason of any action alleged to have been taken or omitted to have been taken by him or her as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability, including power to defend such person from all suits as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his or her own negligence or willful misconduct. We, our directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing to do so in reliance upon the advice of counsel.

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity for which such person is or was serving in such capacity at the request of the corporation, who was or is a party to any threatened, pending or completed action, suit or proceeding, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith, arising by reason of service in such capacity if such person (i) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions brought by or in the right of corporation, however, no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes permits any discretionary indemnification under Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, to be made by the corporation only as authorized in each specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination of indemnification must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the actions, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

We also maintain directors and officers liability insurance with Carolina Casualty Insurance Company with liability limits of $5,000,000 per occurrence and in the aggregate. With some exceptions (fraud and Section 16(b) violations, for example) this coverage extends to most securities law claims.

In addition, in the agreements that we have entered into with the selling shareholders, we and the selling shareholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling shareholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

Exhibit Number	Description

4.1	Form of Common Stock certificate (1)
4.2	Rights Agreement and Form of Rights Certificate (2)
5.1	Opinion of Schreck Brignone regarding the validity of the Common Stock being registered (6)
10.1	Form of Common Stock and Warrant Purchase Agreement, dated as of January 23, 2006, between the Company and the Purchasers named therein (3)
10.2	Form of Registration Rights Agreement, dated as of January 23, 2006, between the Company and the Purchasers named therein(4)
10.3	Form of Common Stock Purchase Warrant (5)
23.1	Consent of Schreck Brignone (contained in Exhibit 5.1) (6)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Form of Power of Attorney (7)

___________________
(1) Incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form 10-SB (File No. 0-22245) filed with the Commission on March 14, 1997.

(2) Incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000.

(3) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on January 27,2006.

(4) Incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on January 27,2006.

(5) Incorporated herein by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the Commission on January 27,2006.

(6) Previously filed with this Registration Statement (File No. 333-132611) on March 21, 2006.

(7) Previously filed with this Registration Statement (File No. 333-132611) on March 21, 2006.

Item 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(i), (a)(ii) and (a)(iii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) For the purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Amendment No. 1 to Registration Statement No. 333-132611 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Windsor, State of New Jersey on this 19th day of May 2006.

NEXMED, INC.

By:	/s/ Vivian H. Liu
Name: Vivian H. Liu
Title: Executive Vice President, Secretary and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
* _______________________________ Richard Berman	Chief Executive Officer and Director	May 19, 2006
/s/ Mark Westgate _______________________________ Mark Westgate	Chief Financial Officer and principal accounting officer	May 19, 2006
* _______________________________ Y. Joseph Mo	Director	May 19, 2006
* _______________________________ Sami A. Hashim, MD	Director	May 19, 2006
* _______________________________ Leonard A. Oppenheim	Director	May 19, 2006
* _______________________________ Arthur D. Emil	Director	May 19, 2006
* _______________________________ Martin R. Wade, III	Director	May 19, 2006
*By: /s/ Vivian H. Liu _______________________________ Vivian H. Liu (ATTORNEY-IN-FACT)		May 19, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.2	Consent of PricewaterhouseCoopers LLP